Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. gold production up 70% in fourth quarter

    SASKATOON, Jan. 12 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ,
AMEX: CGR) is pleased to announce that 2005 fourth quarter gold production at its Seabee mine in Saskatchewan, Canada improved by 70% from 8,900 ounces in the third quarter of 2005 to 15,100 ounces this period. This also represents a
15% increase over the previous five-year average of fourth quarter gold production. As expected, this fourth quarter production improvement resulted from increases in productivity, grade and mill throughput.
    Full year production in 2005 was 44,600 ounces compared to 40,900 ounces in 2004. 2005 production was 6% below the five-year average of 47,400 ounces.
    Claude Resources is forecasting 2006 gold production to exceed
50,000 ounces. These ounces are expected to originate from the following sources:

    - The Seabee orebody is forecast to produce 48,000 ounces;
    - The Santoy and Porky bulk samples are expected to produce a total of
      2,000 ounces in the third quarter of 2006;
    - Additional Santoy and/or Porky pre-production ounces are anticipated in the fourth quarter of 2006.

    Neil McMillan, President & CEO states: "we believe that these fourth quarter results represent the sustainable return to historical production levels from the Seabee orebody. Combined with our Seabee mill expansion and development of "satellite" deposits in the Seabee area, we are optimistic about expanding Seabee production going forward."

    Cautionary Note Regarding Forward-Looking Information

    This document contains "forward-looking statements" that are based on
Claude Resources' expectations, estimates and projections as of the dates as of which these statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook",
"anticipate", "project", "forecast", "target", "believe", "estimate",
"expect", "intent", "should", "could" and similar expressions. These forward-
looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to gold price and foreign currency exchange rate volatility, and uncertainties and costs related to: exploration and development activities, production rates and the cash and total costs of production, or the ability to obtain necessary permitting.
    A discussion of these and other factors that may affect Claude Resources'
actual results, performance, achievements or financial position is contained in the filings by Claude Resources with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.
    This list is not exhaustive of the factors that may affect Claude
Resources' forward-looking statements. These and other factors should be considered carefully with readers not placing undue reliance on such forward-
looking statements. Claude Resources does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Neil McMillan, President &
Chief Executive Officer, (306) 668-7505; Rick Johnson, Chief Financial
Officer, (306) 668-7505; Renmark Financial Communications Inc.: Neil
Murray-Lyon : nmurraylyon(at)renmarkfinancial.com; Edith English :
eenglish(at)renmarkfinancial.com; Media - Cynthia Lane :
clane(at)renmarkfinancial.com; (514) 939-3989; www.renmarkfinancial.com;
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on reports(at)cnw./
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 16:21e 12-JAN-06